UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2014

Commission File Number: 001-35936

B2Gold Corp.
(Translation of registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, British Columbia V7X 1J1
Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[   ] Form 20-F       [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

This Report on Form 6-K shall be deemed filed with the Securities and Exchange Commission (the “SEC”) and incorporated by reference into the Registration Statement on Form S-8 (File No. 333-192555) of B2Gold Corp. filed with the SEC on November 26, 2013.

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B2Gold Corp.

Date: June 30, 2014	By:	/s/ Roger Richer
	Name:	Roger Richer
	Title:	Executive Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit
No.	Description
99.1	Amended Restricted Share Unit Plan (furnished as Exhibit 99.3 to the Registrant’s Report on Form 6-K on May 16, 2014 and incorporated herein by reference)
99.2	Amended and Restated Stock Option Plan (furnished as Exhibit 99.4 to the Registrant’s Report on Form 6-K on May 16, 2014 and incorporated herein by reference)